

April 29, 2021

John Kritzmacher
Executive Vice President and Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

>   **Re: John Wiley & Sons, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2020**
>   **Filed June 26, 2020**
>   **Form 8-K filed March 4, 2021**
>   **File No. 001-11507**

Dear Mr. Kritzmacher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   Refer to pages 28 and 33. We note you present Non-GAAP Adjusted EPS. It is not clear how you calculated income tax adjustments related to this non-GAAP financial measure or how you determined your presentation complies with the response to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please explain to us how you calculated income tax adjustments and why you believe your presentation complies with Question 102.11 or explain how you intend to revise your presentation. This comment is also applicable to disclosures in your Forms 10-Q and earnings releases filed under Forms 8-K.

2.   Refer to page 42. We note your disclosures related to the goodwill impairment charge

you recorded during FY 2020. Please revise your disclosures to more fully address the following:
- Quantify and discuss the material assumptions underlying your estimate of the fair value of the reporting unit for which you recorded an impairment;
- Quantify and discuss the potential impact of changes in those assumptions on the remaining goodwill in the reporting unit; and
- Quantify the long lived assets allocated to the reporting unit that you also tested for impairment.

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, Recently Issued, and Recently Adopted Accounting Standards
Summary of Significant Accounting Policies
Inventories , page 61

3. Please confirm and clarify that inventories not recorded at LIFO are carried at the lower of cost or net realizable value as required by ASC 330-10-35-1B.

Note 3 - Revenue Recognition, Contracts with Customers, page 66

4. We note your presentation of disaggregated revenue by segment and product type. Please explain to us how your presentation provides information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In this regard, we note that the amounts you present do not appear to correspond to the product types disclosed and discussed in your revenue footnote. We also note you do not appear to present disaggregated revenue based on when revenue is recognized, including over time and at a point in time. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 when determining the appropriate categories to use to disaggregate revenue.

Note 20 - Segment Information , page 96

5. We note you present three different segment profitability measures in your segment footnote. Please be advised, if your CODM uses more than one measure of a segment's profit or loss to assess performance and allocate resources, the measure you report and disclose should be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please revise your segment footnote to report one segment profitability measure and remove the other segment profitability measures currently presented. Refer to ASC 280-10-50-22 and ASC 280-10-55-9. Please note that any additional segment profitability measures, presented outside your financial statements and related footnotes, would be non-GAAP financial measures that could only be presented to the extent they are appropriate and their presentation fully complies with all the requirements of Regulation G and Item 10(e) of Regulation S-K, including any disclosures presented in Business, MD&A, and earnings releases filed under

Forms 8-K. Refer to the responses to Questions 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This comment is also applicable to disclosures in your Forms 10-Q and earnings releases filed under Forms 8-K.

Form 8-K filed on March 4, 2021

Exhibit 99.1, page 1

6.   Please revise your presentation to fully comply with the response to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, including the following:
  - Under Third Quarter Summary, present the most directly comparable GAAP measure to EBITDA with equal or greater prominence.
  - Under Third Quarter Performance, present the most directly comparable GAAP measure to Adjusted EBITDA with equal or greater prominence.
  - Present and discuss GAAP segment profitability measures with equal or greater prominence.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing